SCHEDULE 13G                                                        Page 1 of 4
     (12/31/97)

DURAKON INDUSTRIES, INC.
COMMON STOCK
CUSIP #266334101

CUSIP #266334101                                                    Page 2 of 4

Item 1:           REPORTING PERSON
                  Corbin & Company    (Tax ID:   75-2421966)

Item 4:           CITIZENSHIP
                  A Texas Corporation

Item 5:           SOLE VOTING POWER
                  None              (See Note 1)

Item 6:           SHARED VOTING POWER
                  363,755           (See Note 1)

Item 7:           SOLE DISPOSITIVE POWER
                  None              (See Note 1)

Item 8:           SHARED DISPOSITIVE POWER
                  363,755           (See Note 1)

Item 9:           AGGREGATE AMOUNT BENEFICIALLY OWNED
                  363,755

Item 11:          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.8%

Item 12:          TYPE OF REPORTING PERSON
                  IA


CUSIP # 266334101                                                   Page 3 of 4

Item 1(a).        NAME OF ISSUER:

                  DURAKON INDUSTRIES, INC.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2101 N. Lapeer Road
                  Lapeer, MI       48446

Item 2(a).        NAME OF PERSON FILING:

                  Corbin & Company

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  6300 Ridglea Place, Suite 1111
                  Fort Worth, TX   76116

Item 2(c).        CITIZENSHIP:

                  A Texas Corporation

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  266334101

     Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), and the person filing is an investment advisor registered under section 203 of the Investment Advisers Act of 1940.
Item 4.           OWNERSHIP AS OF DECEMBER 31, 1997.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           363,755 shares

                  (b)      PERCENT OF CLASS:

                           5.8%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                    None                      (See Note 1)
                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                    363,755                   (See Note 1)

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                    None                      (See Note 1)

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                    363,755                   (See Note 1)

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

     Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. All of the securities reported in this schedule are held on behalf of
Corbin & Company's advisory clients, all of whom have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, but no single client, to the best knowledge of Corbin & Company, holds more than five percent of the common stock of Durakon Industries, Inc.

CUSIP # 266334101                                                   Page 4 of 4


     Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     (Note 1). All securities reported on this schedule are owned by Corbin & Company, an investment advisor registered under section 203 of the Investment Advisers Act of 1940, as agent for its investment advisory clients. Both the power to vote or direct the voting of such securities, and the power to dispose of or direct the disposition of such securities, are shared by Corbin & Company and each respective advisory client, with regard to securities owned on the client's behalf.
                  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                  DATE:                     February 12, 1998
                  SIGNATURE:                /s/      Barbara E. Shields
                                            Vice President for Client Relations
                                            and Legal Affairs